

February 16, 2021

Jeff Cooper
Chief Financial Officer
Guidewire Software, Inc.
2850 S. Delaware St., Suite 400
San Mateo, CA 94403

      Re: Guidewire Software, Inc.
          Form 10-K for the Year Ended July 31, 2020
          Filed September 28, 2020
          File No. 001-35394

Dear Mr. Cooper:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended July 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies and Estimates
Revenue, page 87

1.   We note on page 87 that term license revenue increased due to new term license and multi-year renewal deals. We also understand from your most recent earnings call that a lot of your term license deals have "committed cloud pricing" in them. Please explain how a committed cloud pricing works and whether it could be deemed a material right. Refer to ASC 606-10-55-41 through 45.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology